UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ensysce Biosciences, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

293602 108

(CUSIP Number)

Daniel B. Silvers

Matthew Lane Capital Partners LLC

MLCP GLL Funding LLC

250 West 57th Street Suite 415

New York, NY 10107

(646) 820-0860

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 293602 108

1.	Names of Reporting Persons. MLCP GLL Funding LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,641,624

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,641,624

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,641,624

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ] [check]

13.	Percent of Class Represented by Amount in Row (11) 10.15%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 293602 108

1.	Names of Reporting Persons. Matthews Lane Capital Partners LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,882,867

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,882,867

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,882,867

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.08%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 293602 108

1.	Names of Reporting Persons. Daniel B. Silvers

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]

(b) [ ]

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,882,867

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,882,867

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,882,867

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11) 11.08%

14.	Type of Reporting Person (See Instructions) IN

Schedule 13D

This Amendment No. 1 (this “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on July 6, 2021 (as amended, the “Schedule 13D”), with respect to the shares of common stock, $0.0001 par value per share (“Common Stock”), of Ensysce Biosciences, Inc., a Delaware corporation (the “Company”). Capitalized terms used, but not defined herein, have the meanings ascribed to them in the Schedule 13D.

Item 1.	Security and Issuer

No modification.

Item 2.	Identity and Background

No modification.

Item 3.	Source and Amount of Funds or Other Consideration

No modification.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by incorporating the information in Item 6 hereto into this Item 4.

Item 5.	Interest in Securities of the Issuer

No modification.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented by adding the following:

Voting Agreement

On September 24, 2021, the Company entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors named therein (the “Investors”), pursuant to which the Investors agreed to purchase securities of the Company.

On October 7, 2021, the Reporting Persons entered into a Voting Agreement with the Company and the Investors whereby the Reporting Persons agreed to certain transfer restrictions on the shares beneficially owned by them and/or over which they exercise voting control or any shares thereafter acquired or controlled (the “Subject Shares”). Pursuant to the Voting Agreement, the Reporting Persons agreed to vote such Subject Shares at any meeting of stockholders of the Company at which the transactions contemplated by the Purchase Agreement are presented to the Company’s stockholders for approval (and in every written consent in lieu of any such meeting) (i) in favor of the transactions contemplated by the Purchase Agreement and any matter that would reasonably be expected to facilitate such transactions, and (ii) against approval of any proposal made in opposition to the transactions contemplated by the Purchase Agreement. The Voting Agreement terminates on the earliest to occur of (i) the date upon which the stockholders of the Company approve the transactions contemplated by the Purchase Agreement, (ii) the termination of the Purchase Agreement in accordance with its terms, and (iii) December 31, 2022.

This summary is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 1 to this Amendment No. 1 to Schedule 13D.

Item 7.	Material to be Filed as Exhibits

Exhibit 1– Voting Agreement, dated October 7, 2021

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

MATTHEWS LANE CAPITAL PARTNERS LLC

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Managing Member

/s/ Daniel B. Silvers
DANIEL B. SILVERS

MLCP GLL FUNDING LLC

By:	Matthews Lane Capital Partners LLC, its manager

By:	/s/ Daniel B. Silvers
Name:	Daniel B. Silvers
Title:	Managing Member